FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person
    Lanzolatta                       R.                      Jeffrey
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       (Last)                      (First)                    (Middle)

    c/o Unilab 18448 Oxnard Street
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                                  (Street)
      Tarzana                        CA                         91356
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
    June 5, 2001
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol
    Unilab Corporation -  ULAB
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( ) Director
    ( ) 10% Owner
    (x) Officer (give title below)
    ( ) Other (specify title below)
Executive Vice President and Division President, Unilab Southern
California_____________________________________

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    _x Form filed by One Reporting Person
    ___Form filed by More than One Reporting Person


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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

[TYPE ENTRIES HERE]
1. Common stock
2. 16,860
3. D

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)
 (i) Class A options and (ii) Class B options
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2. Date Exercisable and Expiration Date (Month/Day/Year)

(i)(1) Tranche (1) 11/23/00                       (i) 11/23/09
       Tranche (2) 11/23/00
(ii)   performance based(2)                      (ii) 11/23/09
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         Date Exercisable                       Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
(i) Common stock                        (i)  Tranche (1) 160,257
                                             Tranche (2) 32,051
(ii) Common Stock                       (ii) Tranche (1)160,256
                                             Tranche(2) 32,051
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         Title                               Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security
   (i) $5.93 (ii) $5.93
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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)
   (D)
6. Nature of Indirect Beneficial Ownership (Instr. 5)
   NA
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EXPLANATION OF RESPONSES:
(1) Class A options vest in three equal annual installments, or vesting may be accelerated in connection with the occurrence of an exit event (which involves certain sales or other dispositions of our common stock). (2)
Class B options vest based upon achieving certain share price targets.



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/s/ Jeffrey Lanzolatta                                  June 5, 2001
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   **  SIGNATURE OF REPORTING PERSON                      DATE


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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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